SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                        Commission File Number     0-25905
                                                              ------------------

                           NOTIFICATION OF LATE FILING

(Check One):             [ X ]  Form 10-K   [   ]  Form 20-F   [   ]  Form 11-K
                         [   ]  Form 10-Q   [   ]  Form N-SAR  [   ]  Form N-CSR

         For Period Ended: December 31, 2003
                          ------------------------------------------------------

                           [   ]  Transition Report on Form 10-K
                           [   ]  Transition Report on Form 20-F
                           [   ]  Transition Report on Form 11-K
                           [   ]  Transition Report on Form 10-Q
                           [   ]  Transition Report on Form N-SAR

         For the Transition Period Ended:   n/a
                                         ---------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the Item(s) to which the notification relates:          n/a
                                              ----------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant    GUARANTY FINANCIAL CORPORATION
                       ---------------------------------------------------------

Former Name if Applicable  n/a
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)
                                                         -----------------------
                1658 State Farm Boulevard
--------------------------------------------------------------------------------

City, State and Zip Code            Charlottesville, Virginia  22911
                        --------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              |    (a)      The reason  described in  reasonable  detail in Part
              |             III of this  form  could not be  eliminated  without
              |             unreasonable effort or expense;
              |
              |    (b)      The  subject  annual  report,   semi-annual  report,
              |             transition  report on Form  10-K,  Form  20-F,  Form
              |             11-K, Form N-SAR or Form N-CSR, or portion  thereof,
              |             will be filed  on or before  the 15th  calendar  day
     [X]      |             following  the  prescribed  due date; or the subject
              |             quarterly report or transition report on Form  10-Q,
              |             or  portion thereof,  will  be  filed  on or  before
              |             the  fifth calendar day following the prescribed due
              |             date; and
              |
              |    (c)      The accountant's statement or other exhibit required
              |             by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The Registrant has previously disclosed that it has entered into a reorganization agreement with Union Bankshares Corporation ("Union"), pursuant to which the Registrant with merge with Union, which will be the surviving company. As a result, the Registrant's financial reporting staff is dealing with merger-related matters and has experienced difficulty in finalizing certain required disclosures in order to complete the filing of its Form 10-KSB for the year ended December 31, 2003 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-KSB will be filed shortly. The foregoing difficulty could not be eliminated by the Registrant without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                   Tara Y. Harrison          434                  970-1100
--------------------------------------------------------------------------------
                        (Name)           (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                           [ X ] Yes [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]
                                                              [   ] Yes [ X ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         GUARANTY FINANCIAL CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2004            By:     /s/ Tara Y. Harrison
                                        ----------------------------------------
                                        Tara Y. Harrison
                                        Chief Financial Officer


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).